

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 22, 2008

Clive Ng
Chairman and President
China Cablecom Holdings, Ltd.
17 State Street, Suite 1600
New York, NY 10004

> **Re:** **China Cablecom Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed February 13, 2008**
> **File No. 333-147038**
>
> **Jaguar Acquisition Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 14, 2008**
> **File No. 0-51546**

Dear Mr. Ng:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide translated support for the statement listed as number three in the index of industry and market data provided to us on February 14, 2008 and contained on page 113 of the proxy statement/prospectus.

Proxy Statement/Prospectus Cover Page

2. We note your response to comment two in our letter dated February 5, 2008. Wherever you mention the consideration payable, including the cover page of the joint proxy statement/prospectus, please clarify that additional payments may be made after completion of the merger. Disclose the performance share plan for the benefit of Mr. Ng and his affiliates, the maximum number of shares that could be issued pursuant to it and the dollar value of the maximum number of performance shares issuable (based on the latest closing price of Jaguar's common stock).

Risk Factors, page 12

3. In the risk factor related to the settlement agreement on page 14, include disclosure about how the settlement agreements permits Mr. Ng to engage in activities in integrated cable services (as opposed to stand-alone broadband services). Provide enough information so that investors understand how China Cablecom may be limited in future efforts to expand its broadband service offerings. Expand the disclosure to include any risks related to conflicts involving others aside from Mr. Ng. For example, we note that Mr. Pu and Mr. Cassano hold positions with China Broadband.

4. We note your statement in the revised risk factor on page 22 that the tax opinion has "no binding effect or official status of any kind." The tax opinion constitutes required disclosure of the material federal income tax consequences of the transaction as required by Item 4(a)(6) of Form S-4 and the quoted language appears to imply otherwise. Revise accordingly. Also briefly provide insight into the material reasons why you are not able to give "will" opinions on the Section 368 and Section 7874 consequences. We note that you cannot quantify or precisely state the degree of uncertainty, but provide disclosure as to the reasons for that uncertainty.

The Business Combination Proposal, page 39

Background of the Business Combination, page 40

5. We reissue comment four in our letter dated February 5, 2008. Your Background section continues to lack any details about the alternatives that Jaguar considered during this period between the signing of the letter of intent in October 2006 and

summer 2007 and why they were rejected in favor of the business combination with China Cablecom.

Negotiation of the Merger Agreement with China Cablecom, page 48

6.   Disclose all projections, and the assumptions underlying such projections, provided by China Cablecom that were material to Jaguar's board's decision to approve and recommend the merger. For example, provide the June 26, 2007 projections. We continue to note references to projections in several places on page 50, under the heading "Board Consideration and Approval of Transaction" on page 53, and under the heading "Jaguar's Reasons for the Redomestication Merger and Business Combination and Recommendation of the Jaguar Board" on page 57. Also provide disclosure clarifying how the projections provided by China Cablecom changed over time, as suggested by the reference to "revised projections" in your response to our prior comment five in our letter dated February 5, 2008.

7.   We note your changes on page 50 and 51 in response to comment six in our letter dated February 5, 2008. Further revise to explain why the Jaguar board believes China Cablecom would trade at a multiple comparable to that of established U.S. exchange listed cable companies. Also discuss how the Jaguar board viewed the large variations in value per subscriber among the differing classes of cable companies and China Cablecom and the usefulness of such a measure in light of these variations.

8.   Please clarify what the revenue and EBITDA numbers in lines four and six of the table on page 52 refer to. State whether the $8 million 07 revenue is a projection, whether it can still be viewed as accurate and whether it refers to China Cablecom or Binzhou Broadcasting. Provide similar information for the $4.6 million EBITDA on line six. In addition, and as requested in our prior comment eight in our letter dated February 5, 2008, please revise the inconsistent disclosure appearing on page 57 under "Jaguar's Reasons for the Redomestication Merger and Business Combination and Recommendation to the Jaguar Board" (i.e., that China Cablecom would meet all of the target criteria other than being in the credit and debit card industry) and explain why the board determined to recommend the transaction despite China Cablecom's failure to meet several of the target criteria.

9.   We reissue comment seven in our letter dated February 5, 2008. Substantially revise the Background section to disclose the changes to the key provisions in the letter of intent, the reasons for the changes and how the revised terms were negotiated. In particular, please focus on the process, timing and underlying reasons for the increases in consideration. Regardless of who the increased consideration benefited, the deal became more expensive despite the acquisition of less than contemplated. Describe why and how this occurred and why Jaguar

determined that it was appropriate to agree to these changes, especially in light of China Cablecom's failure to acquire the second network.

Skillnet Due Diligence Report, page 53

10. We continue to believe, based on your disclosure, that the Skillnet report is "materially relating to the transaction" within the meaning of Item 4(b) of Form S-4. We note that the assertions made in your response to comment nine in our letter dated February 5, 2008, are not consistent with the presentation of the report in your disclosure document. While the report may not focus on the transaction structure, it is presented in the proxy statement/prospectus as material to Jaguar's board's decision to enter into the business combination. Despite the revised language on page 54, based on the presentation of the substance and conclusions of the report on pages 53 to 55 and the references to the conclusions and analyses of the report under the heading "Jaguar's Reasons for the Redomestication Merger and Business Combination and Recommendation of the Jaguar Board" on page 57, we do not believe shareholders would conclude that the report did not play a significant role in the transaction. Therefore, we reissue comment nine in our letter dated February 5, 2008.

Jaguar's Reasons for the Redomestication Merger and Business Combination and Recommendation to the Jaguar Board, page 57

11. We note your revised language here and elsewhere about the possibility that some information, projections, and assumptions available to Navigant may prove to be inaccurate in certain respects. As you note on page 10 and 75, financial performance through the first nine months of 2007 has declined substantially from the projections relied upon by Navigant. Identify and quantify the information, projections, and assumptions that have already proved inaccurate. To the extent practicable, compare projections and assumptions with actual results to date. In addition to the projections, we also note that Navigant assumed 478,332 subscribers in 2007 yet there were only 442,900 as of September 30, 2007 according disclosure on pages 110 and 111. Since 2007 is now completed and Jaguar's board now has access to more recent information, discuss the extent of its reliance on the Navigant opinion in its continuing decision to recommend the transaction. Also have the board address what consideration it gave to obtaining an updated fairness opinion in light of the questionable projections and assumptions utilized by Navigant and the recent decline in China Cablecom's financial performance.

12. Include a risk factor regarding Jaguar's board's reliance on the Navigant fairness opinion to approve and recommend the merger and determine that the 80% test was satisfied. Highlight the timing of the opinion and changed circumstances, including quantitative information to the extent practicable, that could have impacted Navigant's conclusion.

13.   Please revise to clearly state that neither the board nor Navigant considered the
        value of the performance shares in evaluating the merger consideration.

Potential Disadvantages of the Business Combination, page 59
Satisfaction of the 80% Test, page 60

14.   As requested in each of our prior comment letters, please revise to clearly state, if
        true, that the board only considered the value of the consideration offered in
        determining the satisfaction of the 80% test. Address how the merger
        consideration is "reflective of the fair market value of China Cablecom." Also
        revise to clarify the reference to Navigant's fairness opinion in the context of the
        80% test. While Navigant opined as to the fairness of the consideration to Jaguar,
        it is unclear how the opinion in any way relates to the fair market value of China
        Cablecom.

Fairness Opinion, page 63

15.   We note your response to comment 13 in our letter dated February 5, 2008.
        Although we understand how Navigant valued the technical services agreement,
        we do not understand why Navigant chose to value it in this manner. Please
        disclose why Navigant determined it appropriate to use a valuation methodology
        that resulted in China Cablecom's aggregate 60% economic interest in Binzhou
        Broadcasting having a fair value equal to 97% of Binzhou Broadcasting's fair
        value in the comparable company analysis and 95% of Binzhou Broadcasting's
        fair value in the comparable transaction analysis (non-Chinese).

Comparable Company Analysis, page 66
Comparable Transaction Analysis, page 68

16.   We note your response to comment 14 in our letter dated February 5, 2008.
        Please disclose the actual 2006 Binzhou revenue and EBITDA and projected 2007
        Binzhou revenue and EBITDA that were used to compute the averages. Clearly
        disclose that the 2007 numbers were projections.

Application of Comparable Company and Comparable Transaction Analyses, page 71

17.   We reissue comment 15 in our letter dated February 5, 2008. Please respond to
        the comment by including appropriately revised disclosure in your amended joint
        proxy statement/prospectus.

Terms of the Merger Agreement, page 76

18.   We reissue comment 17 in our letter dated February 5, 2008. Please eliminate
        any references, including those specifically mentioned in our prior comment, that
        imply that the representations and warranties do not provide factual information

about the parties and clarify that, due to the limitations you have cited, the representations and warranties should be viewed in conjunction with all other information publicly disclosed about the companies.

Additional Agreements, page 79

19.   We note your response to comment 18 in our letter dated February 5, 2008. Please include disclosure addressing this determination by Jaguar in the section of the proxy statement/prospectus discussing the negotiation of the merger.

China Cablecom's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 119

Results of Operations of Binzhou Broadcasting, page 126

20.   We note your response to comment 24 in our letter dated February 5, 2008. However, we still do not believe you have addressed why total subscribers have not materially increased in 2007 and how this might affect results of operations in future periods. As stated in our prior comment, total subscribers as of September 30, 2007 (442,900 according to pages 110 and 111) is not significantly changed from total subscribers as of September 30, 2006 (438,377 according to page 126). Your disclosure of a decrease in paying subscribers due to billing issues explains that decrease, but you do not disclose the cause of the lack of growth in total subscribers or how this could affect future performance. Additionally, clarify how ten percent annual growth in "homes passed" (the concept introduced on page 50) affects Binzhou's performance.

Liquidity and Capital Resources, page 129

21.   We reissue comment 25 in our letter dated February 5, 2008. Please clearly state whether management believes additional financing will be necessary in the next 12 months, assuming no redemption and assuming 19.99% redemption. If so, discuss potential sources of financing and the extent to which financing may be needed.

Binzhou Guangdian Network Co., Ltd Combined Interim Financial Statements for the period ending September 30, 2007, page F-63

22.   Please indicate on the face of your September 30, 2007 balance sheet that it was restated.

Part II

Item 21. Exhibits and Financial Statement Schedules

23.   In the legal opinion provided as exhibit 5.1, the listing of securities to be issued
        does not appear to match the securities registered by the Form S-4 as indicated in
        the fee table. Additionally, assumption 3.7 of the legal opinion is inappropriate
        limitation on counsel's opinion that the securities are duly authorized, validly
        issued, fully paid and non-assessable. Similarly, assumption 3.6 is inappropriate
        since counsel, rather than Jaguar's shareholders, can readily verify whether the
        Resolutions remain in full force and effect. Finally, counsel must opine that the
        warrants and purchase option are legal and binding obligations of the issuer. See
        Item 601(b)(10) of Regulation S-K. Please have counsel revise accordingly and
        re-file exhibit 5.1.

                                *   *   *

        As appropriate, please amend China Cablecom Holdings' and Jaguar Acquisition
Corporation's filings in response to these comments. You may wish to provide us with
marked copies of the amendment to expedite our review. Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendments and
responses to our comments.

        You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376, or Robert
Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding
comments on the financial statements and related matters. Please contact John
Harrington, Attorney-Advisor, at (202) 551-3576 or me, at (202) 551-3810, with any
other questions.

                                                Sincerely,

                                                Michele Anderson
                                                Legal Branch Chief

cc: Mitchell Nussbaum, Esq.
        Loeb & Loeb LLP
        Via facsimile: (212) 504-3013